Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 7, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern,

We write to inform you that on October 7, 2015, the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”) received a letter from Mr. Daniel A. Llambías, CEO of the Bank, expressing his intention to retire effective April 30, 2016. The Bank’s Board of Directors resolved to accept Mr. Llambías’s decision and to appoint Mr. Fabian Kon to replace him as of May 1, 2016, ad referendum authorization of the Banco Central de la República Argentina.

Mr. Fabian Kon is a Certified Public Accountant. He graduated from the Universidad de Buenos Aires and has completed post- graduate studies at home and abroad.

Mr. Fabian Kon joined Grupo Galicia´s companies in the year 2000, and he has developed successful management skills across all roles requested of him. Among other positions, he acted as CEO and President of Galicia Seguros and Senior Officer of the Retail Division at the Bank. Mr. Kon excels at customer orientation, strategic vision and team leadership. Before joining Grupo Galicia, Mr. Kon had a successful career working at Ernst & Young, Arthur Andersen, Accenture, Grupo Román and Exolgan.

Yours faithfully,

A. Enrique Pedemonte

Attorney-in-fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.